EXHIBIT 5.1

AGREEMENT FOR CHAIRMAN OF BOARD AND CEO

THIS AGREEMENT is made and entered into to be retroactively effective as of MAY 14, 2004 (the "Effective Date"), by and between ADVANCED INTEGRATED MANAGEMENT SERVICES, INC., a Utah corporation, ("Company") and Reginald Hall, an individual ("Director and Chief Executive Officer").

1. Term.  This Agreement shall continue for a period of one (1) year from the Effective Date and shall continue thereafter for as long as Director is elected as Chairman of the Board of Directors ("Chairman") of Company.

2. Position and Responsibilities.

(a) Position.  Company hereby retains Director to serve as Chairman of the Board of Directors.  Director shall perform such duties and responsibilities as are normally related to such position in accordance with Company's bylaws and applicable law (the “Services”), and Director hereby agrees to use his best efforts to provide the Services to the Company. Director shall not allow any other person or entity to perform any of the Services for or instead of Director. Director shall comply with the statutes, rules, regulations and orders of any governmental or quasi-governmental authority, which are applicable to the performance of the Services, and Company's rules, regulations, and practices as they may from time-to-time be adopted or modified.

(b) Other Activities.  Director may be employed by another company, may serve on other Boards of Directors or Advisory Boards, and may engage in any other business activity (whether or not pursued for pecuniary advantage), as long as such outside activities do not violate Director's obligations under this Agreement or Director's fiduciary obligations to the shareholders.  Director represents that, to the best of his knowledge, Director has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, and Director agrees to use his best efforts to avoid or minimize any such conflict and agrees not to enter into any agreement or obligation that could create such a conflict, without the approval of a majority of the Board of Directors.  If, at any time, Director is required to make any disclosure or take any action that may conflict with any of the provisions of this Agreement, Director will promptly notify the Board of such obligation, prior to making such disclosure or taking such action.

(c) No Conflict.  Director will not engage in any activity that creates an actual conflict of interest with Company, regardless of whether such activity is prohibited by Company's conflict of interest guidelines or this Agreement, and Director agrees to notify the Board of Directors before engaging in any activity that creates a potential conflict of interest with Company.  Specifically, Director shall not engage in any activity that is in direct competition with the Company or serve in any capacity (including, but not limited to, as an employee, consultant, advisor or director) in any company or entity that competes directly with the Company, as reasonably determined by a majority of Company's disinterested board members.

3. Compensation and Benefits.

(a) Director's Cash Incentive Fee.  In partial consideration of the services to be rendered under this Agreement, Company shall pay Director a cash incentive fee, in an amount to be determined and mutually agreed upon between the Company and Director at a future date when funds become available to pay Director, but in no event later than 12 months after the Effective Date of this Agreement.  The parties agree that deferral of a cash incentive fee at this time is required to allow the Company to focus its efforts on raising capital and is a temporary situation.  Due to the variables associated with the Company’s future cash position, the parties agree to enter into good faith negotiations at a future date regarding the timing and amount of cash compensation for Director.

(b) Stock and Stock Options.  Company acknowledges that Director is an owner of Common Stock in Company, and that the rights attributable to these securities (the "Securities") shall not be affected by the execution of this Agreement.  In addition, in partial consideration of the services to be rendered under this Agreement and as partial consideration for agreeing to merge two separate entities (Advanced Integrated Management Services, Inc., and AIMSI Technologies, LLC) and assume operational control over the Company as Chief Executive Officer, Company agrees to issue Director 36,117,256 shares of Common Stock (calculated based on post-reverse split issuance), which shall be “restricted” stock as that term is defined under Rule 144 of the Securities Exchange Act of 1934 and shall be control shares, based upon Director’s percentage ownership interest in the Company, both before and subsequent to the issuance contemplated hereby.

(c) Benefits.  At such time as it becomes feasible, the Company will provide Director and his family with medical, dental, eye-care, disability and life insurance benefits in accordance with the benefit plans anticipated to be established by Company for its senior executives (as may be amended from time to time in Company's sole discretion) to the extent allowed under the terms of such plans and will pay all premiums for coverage of Director and his family.  Director shall also be eligible to participate in any additional benefits made generally available by Company to its senior executives, to the extent allowed by the benefit plans established by Company, which may be amended or terminated at any time in Company's sole discretion.

(d) Expenses.  The Company shall reimburse Director for all reasonable business expenses incurred in the performance of his duties hereunder in accordance with Company's expense reimbursement guidelines.

(e) Indemnification.  Company will indemnify and defend Director against any liability incurred in the performance of the Services to the fullest extent authorized in Company's Certificate of Incorporation, as amended, bylaws, as amended, and applicable law.  Company intends to purchase Director's and Officer's liability insurance, and Director shall be entitled to the protection of any insurance policies the Company maintains for the benefit of its Directors and Officers against all costs, charges and expenses in connection with any action, suit or proceeding to which he may be made a party by reason of his affiliation with Company, its subsidiaries, or affiliates.

(f) Records.  Director shall have reasonable access to books and records of Company, as necessary to enable Director to fulfill his obligations as a Director of Company.

4. Termination.

(a) Right to Terminate.  At any time, Director may be removed as Chairman as provided in Company's Certificate of Incorporation, as amended, bylaws, as amended, and applicable law.  Director may resign as Chairman or Director as provided in Company's Certificate of Incorporation, as amended, bylaws, as amended, and applicable law.  Notwithstanding anything to the contrary contained in or arising from this Agreement or any statements, policies, or practices of Company, neither Director nor Company shall be required to provide any advance notice or any reason or cause for termination of Director's status as Chairman, except as provided in Company's Certificate of Incorporation, as amended, Company's bylaws, as amended, and applicable law.

(b) Effect of Termination as Chairman.  Upon a termination of Director's status as Chairman, in which Director remains a Director, this Agreement will terminate, and the Company and Director will sign the Company's standard Director's Agreement, in effect at the time of the termination, subject to any modifications to which both parties mutually agree; provided, however, following such termination and for as long as Director continues to serve as a Director of the Company, the Company will continue to provide Director with medical, dental and eye-care benefits provided by Section 3(c) and will pay all premiums for coverage of Director and his family, under such benefit plans as provided in Section 3(c) to the extent allowed under applicable law.  Except as provided herein, the Company shall pay to Director all compensation and benefits to which Director is entitled up through the date of termination, and thereafter, all of the Company's obligations under this Agreement shall cease, except as provided in Sections 1(b), 3(b), 3(d), and 3(e).

(c) Effect of Termination as Director.  Upon a termination of

Director's status as a Director, this Agreement will terminate; Company shall pay to Director all compensation and benefits to which Director is entitled up through the date of termination; and Director shall be entitled to his rights under COBRA, HIPPA, and any other applicable law.  Thereafter, all of Company's obligations under this Agreement shall cease, except as provided in Sections 1(b), 3(b), 3(d), and 3(e).

5. Nondisclosure Obligations.  Director shall maintain in confidence and shall not, directly or indirectly, disclose or use, either during or after the term of this Agreement, any Proprietary Information (as defined below), confidential information, or trade secrets belonging to Company, whether or not it is in written or permanent form, except to the extent necessary to perform the Services, as required by a lawful government order or subpoena, or as authorized in writing by Company.  These nondisclosure obligations also apply to Proprietary Information belonging to customers and suppliers of Company, and other third parties, learned by Director as a result of performing the Services.  "Proprietary Information" means all information pertaining in any manner to the business of Company, unless (i) the information is or becomes publicly known through lawful means; (ii) the information was part of Director's general knowledge prior to his relationship with Company; or (iii) the information is disclosed to Director without restriction by a third party who rightfully possesses the information and did not learn of it from Company.

6. Dispute Resolution.

(a) Jurisdiction and Venue.  The parties agree that any suit, action, or proceeding between Director (and his attorneys, successors, and assigns) and Company (and its affiliates, shareholders, directors, officers, employees, members, agents, successors, attorneys, and assigns) relating to the Services or the termination of those Services shall be brought in the State of Tennessee and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court.  If any one or more provisions of this Section shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

7. Entire Agreement.  This Agreement is intended to be the final, complete, and exclusive statement of the terms of Director's relationship solely with respect to his position as Chairman with Company.  This Agreement entirely supercedes and may not be contradicted by evidence of any prior or contemporaneous statements or agreements pertaining to Director's relationship as Chairman or Director.  Agreements related to Director's ownership of the Securities are not affected by this Agreement.

8. Amendments; Waivers.  This Agreement may not be amended except by a writing signed by Director and by a duly authorized representative of the Company other than Director.  Failure to exercise any right under this Agreement shall not constitute a waiver of such right.

9. Assignment.  Director agrees that Director will not assign any rights or obligations under this Agreement, with the exception of Director's ability to assign rights with respect to the Securities.  Nothing in this Agreement shall prevent the consolidation, merger or sale of Company or a sale of all or substantially all of its assets.

10. Severability.  If any provision of this Agreement shall be held by a court or arbitrator to be invalid, unenforceable, or void, such provision shall be enforced to fullest extent permitted by law, and the remainder of this Agreement shall remain in full force and effect.  In the event that the time period or scope of any provision is declared by a court or arbitrator of competent jurisdiction to exceed the maximum time period or scope that such court or arbitrator deems enforceable, then such court or arbitrator shall reduce the time period or scope to the maximum time period or scope permitted by law.

11. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.

12. Interpretation.  This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party.  Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

13. Binding Agreement.  Each party represents and warrants to the other that the person(s) signing this Agreement below has authority to bind the party to this Agreement and that this Agreement will legally bind both Company and Director.  This Agreement will be binding upon and benefit the parties and their heirs, administrators, executors, successors and permitted assigns.  To the extent that the practices, policies, or procedures of Company, now or in the future, are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control.  Any subsequent change in Director's duties or compensation as Chairman will not affect the validity or scope of the remainder of this Agreement.

14. Director Acknowledgment.  Director acknowledges Director has had the opportunity to consult legal counsel concerning this Agreement, that Director has read and understands the Agreement, that Director is fully aware of its legal effect, and that Director has entered into it freely based on his own judgment and not on any representations or promises other than those contained in this Agreement.

15. Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. Date of Agreement.  The parties have duly executed this Agreement as of the date first written above.

“COMPANY”

    Advanced Integrated Management Services, Inc., a Utah corporation

    By: /s/ Roland Edison________________

Member of the Board of Directors

    By: /s/ Joe Armstrong_________________

Member of the Board of Directors

“DIRECTOR”

/s/ Reginald Hall________________